Marshall Holdings International, Inc.
2555 East Washburn Road
North Las Vegas, Nevada 89081

May 16, 2008

Mr. H. Christopher Owings
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Marshall Holdings International, Inc., Information Statement on Schedule 14C, Filed April 21, 2008, File No. 0-27879

Dear Mr. Owings:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated May 15, 2008 regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.  Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

Proposal 1: An Amendment to Our Articles of Incorporation to Provide for the Decrease in the Authorized Shares of Our Common Stock, page 2
The Decrease in the Number of Authorized Shares of Our Common Stock, page 2

1.           We note your statement on page 3 that you have attached your articles of incorporation to your information statement, but it appears that you have not attached your articles of incorporation.  Please re-file the information statement with your articles of incorporation, as amended and supplemented, attached.

Response:  The statement made in the Information Statement did not indicate that the Amended Articles of Incorporation were attached.  The reference was to the proposed resolution.  However, as requested, the proposed Amended Articles of Incorporation has been attached.

Common Stock, page 3

2.           Please clarify the meaning of “which is denied” with respect to any preemptive rights associated with your shares of common stock.  Revise the similar disclosure regarding the shares of preferred stock.

Response:  The phrase “which is denied” is clear.  However, we have revised the Information Statement with respect to the discussion of the common and preferred stock, as follows:

“The holders of shares of our common stock do not have any preemptive rights to acquire any shares of our capital stock.”

“The holders of shares of our preferred stock do not have any preemptive rights to acquire any shares of our capital stock.”

Proposal 2: Grant of Discretionary Authority to the Board of Directors to Implement a One for 40,000 Reverse Stock Split, page 4
Effect of the Reverse Split, page 5

3.           Please describe the effect that the proposed reverse stock split would have on your shares of preferred stock.  For example, please describe how the voting and conversion rights associated with the preferred shares would be affected, if at all.

Response:  We have modified the Information Statement, as follows:

“Effect of the Reverse Split

“Common Stock.  The reverse split would not affect the registration of our common stock under the Securities Exchange Act of 1934, as amended, nor will it change our periodic reporting and other obligations thereunder.

“The voting and other rights of the holders of our common stock would not be affected by the reverse split (other than as described below).  For example, a holder of 0.5 percent of the voting power of the outstanding shares of our common stock immediately prior to the effective time of the reverse split would continue to hold 0.5 percent of the voting power of the outstanding shares of our common stock after the reverse split.  The number of stockholders of record would not be affected by the reverse split (except as described below).

“The authorized number of shares of our common stock and the par value of our common stock under our articles of incorporation would remain the same following the effective time of the reverse split.  However, pursuant to Proposal 1 contained in this Information Statement, we do intend to amend our articles of incorporation to provide for the decrease in the authorized shares of our common stock from 25,000,000,000 to 200,000,000 shares.  The amendment to our articles of incorporation will occur before the proposed reverse split.

“Following the reverse split, every 40,000 shares of our common stock owned by a stockholder will automatically be changed into and become one new share of our common stock.  Stockholders should recognize that if a reverse split is effected, they will own a fewer number of shares than they presently own (a number equal to the number of shares owned immediately prior to the effective time divided by the one for 40,000 exchange ratio).  However, if as a result of the reverse split, a stockholder would be entitled to less than one share, a fractional share, any such fractional share shall be rounded up to the nearest whole share.

“Since we will not issue any fractional shares as a result of the reverse split, but instead will issue one whole share for each fractional share which might result from the reverse split, we should not experience any reduction in the number of our stockholders.  It is our intention that the reverse split should not reduce the number of our stockholders.

“As of April 18, 2008, we had 81 record holders of shares of our common stock outstanding.  The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of our common stock whose shares are held in the names of various securities brokers, dealers and registered clearing agencies.  Following the reverse split we will have the same number of stockholders as before the reverse split.  Depending upon the rounding up process of one whole share for each fractional share, we will have approximately 174,809 (or more) issued and outstanding shares of common stock following the reverse split.

We currently have no intention of going private, and the proposed reverse stock split is not intended to be a first step in a going private transaction and will not have the effect of a going private transaction covered by Rule 13e-3 of the Exchange Act.  Moreover, the proposed reverse stock split does not increase the risk of us becoming a private company in the future.  Finally, we have no plans to liquidate the company after the reverse split.  Following the reverse split, we will continue our reporting obligations under the Exchange Act.

“Series A Preferred Stock.  The reverse split would not affect the issued and outstanding or authorized shares of our Series A preferred stock.  Moreover, the voting and conversion rights of our Series A preferred stock would be unaffected except as provided in the Amended Certificate of Designation of our Series A Preferred Stock which provides, in part, as follows:

•           “Adjustment of Conversion Rate upon Subdivision or Combination of the Common Stock.  If the Company at any time subdivides the issued and outstanding shares of the Common Stock (by any stock split, stock dividend, recapitalization or otherwise) into a greater number of shares, the Conversion Rate in effect immediately prior to such subdivision will be proportionately increased so that following any such subdivision the shares of the Series A Preferred Stock may be converted into proportionately the same number of shares of the Common Stock immediately following any such subdivision as existed before any such subdivision.  If the Company at any time combines the issued and outstanding shares of the Common Stock (by combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Rate in effect immediately prior to such combination will be proportionately decreased so that following any such combination the shares of the Series A Preferred Stock may be converted into proportionately the same number of shares of the Common Stock immediately following any such combination as existed before any such combination.

•           “Voting.  On all matters submitted to a vote of the holders of the Common Stock, including, without limitation, the election of directors, a holder of shares of the Series A Preferred Stock shall be entitled to the number of votes on such matters equal to the number of shares of the Series A Preferred Stock held by such holder multiplied by the number of shares of the Common Stock each such share of the Series A Preferred Stock shall then be convertible into pursuant to the terms Paragraph 4 hereof.

“Series B Preferred Stock.  The reverse split would not affect the issued and outstanding or authorized shares of our Series B preferred stock.  Moreover, the voting and conversion rights of our Series B preferred stock would be unaffected except as provided in the Amended Certificate of Designation of our Series B Preferred Stock which provides, in part, as follows:

•           “No Adjustment of Conversion Rate upon Subdivision or Combination of the Common Stock.  If the Company at any time subdivides the Common Stock (by any stock split, stock dividend, recapitalization or otherwise) into a greater number of shares, or combines the Common Stock (by combination, reverse split or otherwise) into a smaller number of shares, the Conversion Rate in effect immediately prior to such subdivision or combination will not be proportionately adjusted.  Following any such subdivision or combination of the Company’s common stock, the holder of the Series B Preferred stock, upon conversion of his shares of the Series B Preferred Stock into the Common Stock, will receive the number of shares of the Common Stock such holder would have received prior to any such subdivision or combination of the Company’s common stock becoming effective.

•           “Voting.  On all matters submitted to a vote of the holders of the Common Stock, including, without limitation, the election of directors, a holder of shares of the Series B Preferred Stock shall be entitled to the number of votes on such matters equal to the number of shares of the Series B Preferred Stock held by such holder multiplied by the number of shares of the Common Stock each such share of the Series B Preferred Stock shall then be convertible into pursuant to the terms Paragraph 4 hereof.

“Dilutive Effect.  Since the conversion rate with respect to our Series A preferred stock would be adjusted due to the reverse split, there should be no dilutive effect with respect to our common stock, in the event of a conversion of the Series A preferred stock.  However, with respect to our Series B preferred stock, the reverse split would cause a dilutive effect, in the event of a conversion of our Series B preferred stock, inasmuch as there would be no adjustment of the conversation rate of the Series B preferred stock following the reverse split.  Consequently, following the reverse split, each share of our Series B preferred stock shall still be convertible into one fully paid and nonassessable share of our common stock.  As of the date of this Information Statement, we have 185,000,000 shares of our Series B preferred stock issued and outstanding, which may continue to be converted into 185,000,000 shares of our common stock.”

4.           Please describe the dilutive effect, if any, that the proposed reverse stock split would have on your existing shareholders, particularly if the reverse stock split does not apply to the conversion ratio for the shares of preferred stock.

Please describe the dilutive effect, if any, that the proposed reverse stock split would have on your existing shareholders, particularly if the reverse stock split does not apply to the conversion ratio for the shares of preferred stock.

Response:  See the answer to Request 4, above.

The Company hereby acknowledges that:

•           The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Richard A. Bailey

Richard A. Bailey,
Chief Executive Officer